PRESS RELEASE

CN Delivers Strong Third Quarter Performance

•Delivered diluted earnings per share (EPS) of C$2.00, an increase of 9% and adjusted diluted EPS of C$2.16, an increase of 18%, or 17% at constant currency (1)
•Generated free cash flow of C$2,918 million, an increase of 25% for the first nine months of 2026 (consisting of net cash provided by operating activities of C$4,780 million and net cash used in investing activities of C$1,862 million)(1)
•Realized record third quarter fuel efficiency performance and on track for annual record
•Repurchased approximately 3.9 million shares for C$676 million

MONTREAL, October 30, 2026 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2026.

"I am very proud of CN’s dedicated railroaders for delivering another strong quarter. Their relentless focus on safely executing the plan across our unique network continues to strengthen service, enhance productivity, and support our customers’ success. Together with our disciplined financial management, these rigorous efforts position CN to deliver profitable growth, continue to create long-term value for our shareholders, and capitalize on the opportunities ahead."
–Tracy Robinson, President and Chief Executive Officer, CN

Third-Quarter 2026 Results Highlights
CN's commercial momentum and service performance were supported by a 4% increase in gross ton miles (GTMs) to 116,264 (millions) and a 4% increase in RTMs to 59,383 (millions). The Company delivered diluted EPS of C$2.00, an increase of 9%, and adjusted diluted EPS of C$2.16, an increase of 18%, or C$2.14 on an adjusted basis at constant currency, an increase of 17%. (1)

The quarter’s operating performance reflects CN’s commitment to strong service execution, enabling its ability to meet customer demand in key markets including grain and energy, while continuing to advance operational improvements through Fast Track.

Quarterly Financial Results Highlights
Third-quarter 2026 compared to third-quarter 2025
•Revenues of C$4,771 million, an increase of C$606 million, or 15%.
•Operating income of C$1,730 million, an increase of C$124 million, or 8%, and adjusted operating income of C$1,862 million, an increase of C$256 million, or 16%. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.7%, an increase of 230 basis points, and adjusted operating ratio of 61.0%, an improvement of 40 basis points. (1)
•Net income of C$1,209 million, an increase of C$70 million, or 6%, and adjusted net income of C$1,307 million, an increase of C$168 million, or 15%. (1)
•Diluted EPS of C$2.00, an increase of 9% and adjusted diluted EPS of C$2.16, an increase of 18%, or C$2.14 on an adjusted basis at constant currency, an increase of 17%. (1)
•Free cash flow for the first nine months of 2026 was C$2,918 million, an increase of C$577 million, or 25%. (1)
•Adjusted EBITDA reported for the twelve months ended September 30, 2026 of C$9,080 million, an increase of 5%. (1)
•Adjusted debt-to-adjusted EBITDA of 2.61 times as at and for the twelve months ended September 30, 2026. (1)
•Repurchased approximately 3.9 million shares in the third quarter of 2026 for C$676 million.

CN | 2026 Quarterly Review – Third Quarter 1

PRESS RELEASE
Quarterly Operating Performance Highlights *
Third-quarter 2026 compared to third-quarter 2025
•GTMs increased 4% to 116,264 (millions).
•RTMs increased 4% to 59,383 (millions).
•Through dwell increased by 1% to 7.1 (entire railroad, hours).
•Car velocity decreased by 2% to 207 (car miles per day).
•Through network train speed decreased by 2% to 19.1 (mph).
•Fuel efficiency of 0.814 (US gallons of locomotive fuel consumed per 1,000 GTMs), was 2% more efficient.
•Train length remained flat at 8,083 (feet).
•GTMs per average number of employees increased 7% to 4,888 (thousands).
•Operating expenses per GTM increased 14% to 2.62 (cents).

* Statistical operating data and key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

Dividends
CN's Board of Directors has approved a fourth-quarter 2026 dividend on the Company’s common shares outstanding. A quarterly dividend of ninety-one and a half cents (C$0.9150) per common share will be paid on December 30, 2026, to shareholders of record at the close of business on December 9, 2026.

2026 financial guidance (1)(2)
The Company continues to assume to deliver low single-digit RTM growth in 2026. The Company continues to expect adjusted diluted EPS growth in the mid-to-high single-digit range and is currently tracking more towards the upper end of this range.

In 2026, CN is still on track to invest approximately C$2.8 billion in its capital program, net of amounts reimbursed by customers. The Company also expects to continue improving its free cash flow conversion throughout 2026.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 8:30 a.m. Eastern Time on October 30, 2026. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 5186426 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's outlook, guidance or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

2026 key assumptions
CN has made a number of economic and market assumptions in preparing its 2026 outlook. The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company now assumes that the 2026/2027 grain crops in Canada and the U.S. will be above their respective five-year averages (compared to its January 30, 2026 assumption that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages). CN continues to assume low single-digit RTM growth. CN continues to assume that for the balance of 2026, the value of the Canadian dollar in U.S. currency will be $0.71 and the average price of crude oil (West Texas Intermediate) will be in the range of US$80 - US$110 per barrel. The Company notes there is a heightened demand risk as a result of volatile macroeconomic conditions, geopolitical conflicts and global trade tensions.
2 CN | 2026 Quarterly Review – Third Quarter

PRESS RELEASE
Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology, including the use of artificial intelligence, and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN’s annual and interim reports. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President, Investor Relations
Media Relations	and Special Projects
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2026 Quarterly Review – Third Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,771	4,165	13,903	12,840
Freight revenues ($ millions)	4,574	3,991	13,400	12,369
Operating income ($ millions)	1,730	1,606	5,060	4,854
Adjusted operating income ($ millions) (2)(3)	1,862	1,606	5,226	4,854
Net income ($ millions)	1,209	1,139	3,604	3,472
Adjusted net income ($ millions) (2)(3)	1,307	1,139	3,670	3,472
Diluted earnings per share ($)	2.00	1.83	5.93	5.54
Adjusted diluted earnings per share ($) (2)(3)	2.16	1.83	6.03	5.54
Net cash provided by operating activities ($ millions)	1,904	1,913	4,780	4,822
Net cash used in investing activities ($ millions)	828	1,120	1,862	2,481
Free cash flow ($ millions) (2)(4)	1,076	793	2,918	2,341
Gross property additions ($ millions)	805	1,105	1,939	2,429
Share repurchases ($ millions)	676	1,041	1,999	1,448
Dividends per share ($)	0.9150	0.8875	2.7450	2.6625
Financial ratio
Operating ratio (%) (5)	63.7	61.4	63.6	62.2
Adjusted operating ratio (%) (2)(3)	61.0	61.4	62.4	62.2
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	116,264	111,901	355,735	344,079
Revenue ton miles (RTMs) (millions)	59,383	57,188	183,467	176,452
Carloads (thousands)	1,364	1,368	4,109	4,095
Route miles (includes Canada and the U.S., end of period)	18,900	18,900	18,900	18,900
Employees (end of period)	23,822	24,237	23,822	24,237
Employees (average for the period)	23,784	24,408	23,685	24,679
Key operating measures
Freight revenue per RTM (cents)	7.70	6.98	7.30	7.01
Freight revenue per carload ($)	3,353	2,917	3,261	3,021
GTMs per average number of employees (thousands)	4,888	4,585	15,019	13,942
Operating expenses per GTM (cents)	2.62	2.29	2.49	2.32
Labor and fringe benefits expense per GTM (cents)	0.75	0.73	0.75	0.75
Diesel fuel consumed (US gallons in millions)	94.6	93.2	301.4	300.0
Average fuel price ($ per US gallon)	6.09	3.82	5.24	3.93
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.814	0.833	0.847	0.872
Train weight (tons)	9,370	9,225	9,357	9,141
Train length (feet)	8,083	8,049	8,013	7,923
Car velocity (car miles per day)	207	211	206	204
Through dwell (entire railroad, hours)	7.1	7.0	7.2	7.2
Through network train speed (miles per hour)	19.1	19.5	18.9	18.7
Locomotive utilization (trailing GTMs per total horsepower)	200	191	200	188
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	0.80	1.18	0.97	1.04
Accident rate (per million train miles)	1.51	1.92	2.09	1.84
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2026 Quarterly Review – Third Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2026	2025	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	1,000	854	17%	16%	2,869	2,577	11%	12%
Metals and minerals	561	477	18%	16%	1,557	1,496	4%	5%
Forest products	495	451	10%	8%	1,424	1,406	1%	2%
Coal	246	237	4%	3%	708	725	(2%)	(2%)
Grain and fertilizers	923	775	19%	18%	2,952	2,560	15%	16%
Intermodal	1,065	980	9%	8%	3,114	2,928	6%	7%
Automotive	284	217	31%	29%	776	677	15%	15%
Total freight revenues	4,574	3,991	15%	14%	13,400	12,369	8%	9%
Other revenues	197	174	13%	12%	503	471	7%	7%
Total revenues	4,771	4,165	15%	14%	13,903	12,840	8%	9%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,260	11,662	5%	5%	36,818	34,238	8%	8%
Metals and minerals	7,311	6,871	6%	6%	20,397	20,697	(1%)	(1%)
Forest products	4,978	5,159	(4%)	(4%)	15,106	15,659	(4%)	(4%)
Coal	4,888	5,131	(5%)	(5%)	14,793	15,635	(5%)	(5%)
Grain and fertilizers	16,333	14,562	12%	12%	54,227	48,325	12%	12%
Intermodal	12,680	13,027	(3%)	(3%)	39,473	39,469	—%	—%
Automotive	933	776	20%	20%	2,653	2,429	9%	9%
Total RTMs	59,383	57,188	4%	4%	183,467	176,452	4%	4%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	8.16	7.32	11%	10%	7.79	7.53	3%	4%
Metals and minerals	7.67	6.94	11%	9%	7.63	7.23	6%	6%
Forest products	9.94	8.74	14%	12%	9.43	8.98	5%	6%
Coal	5.03	4.62	9%	8%	4.79	4.64	3%	3%
Grain and fertilizers	5.65	5.32	6%	5%	5.44	5.30	3%	3%
Intermodal	8.40	7.52	12%	11%	7.89	7.42	6%	7%
Automotive	30.44	27.96	9%	8%	29.25	27.87	5%	5%
Total freight revenue / RTM	7.70	6.98	10%	9%	7.30	7.01	4%	5%
Carloads (thousands) (3)
Petroleum and chemicals	171	162	6%	6%	511	479	7%	7%
Metals and minerals	236	225	5%	5%	684	677	1%	1%
Forest products	69	68	1%	1%	206	212	(3%)	(3%)
Coal	109	122	(11%)	(11%)	327	355	(8%)	(8%)
Grain and fertilizers	181	163	11%	11%	570	518	10%	10%
Intermodal	542	576	(6%)	(6%)	1,649	1,695	(3%)	(3%)
Automotive	56	52	8%	8%	162	159	2%	2%
Total carloads	1,364	1,368	—%	—%	4,109	4,095	—%	—%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,848	5,272	11%	10%	5,614	5,380	4%	5%
Metals and minerals	2,377	2,120	12%	11%	2,276	2,210	3%	4%
Forest products	7,174	6,632	8%	7%	6,913	6,632	4%	5%
Coal	2,257	1,943	16%	15%	2,165	2,042	6%	6%
Grain and fertilizers	5,099	4,755	7%	6%	5,179	4,942	5%	5%
Intermodal	1,965	1,701	16%	15%	1,888	1,727	9%	10%
Automotive	5,071	4,173	22%	20%	4,790	4,258	12%	13%
Total freight revenue / carload	3,353	2,917	15%	14%	3,261	3,021	8%	8%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2026 Quarterly Review – Third Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, asset impairments and held-for-sale recoveries, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2026, the Company's adjusted net income was $1,307 million, or $2.16 per diluted share, and $3,670 million, or $6.03 per diluted share, respectively. The adjusted figures for the three and nine months ended September 30, 2026 exclude:
•asset impairments related to CN's decision to discontinue the development of certain components of its dispatching and back office information technology projects before completion of $118 million, or $87 million after tax ($0.14 per diluted share) recorded in the third quarter in Asset impairments within the Consolidated Statements of Income, representing the full carrying amount of the affected software components, which had no alternative use and were no longer expected to provide future economic benefits;
•advisory costs related to the analysis and advocacy for the U.S. Surface Transportation Board (STB) review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern, including participation in ongoing merger-related regulatory proceedings, discovery activities and efforts to secure competitive access conditions, of $14 million, or $11 million after-tax ($0.02 per diluted share) and $48 million, or $36 million after-tax ($0.05 per diluted share), respectively, recorded in Purchased services and material within the Consolidated Statements of Income; and
•the sale of a portion of the Newmarket subdivision located in Washago and Sundridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million, or $57 million after-tax ($0.09 per diluted share) recorded in the first quarter in Other income within the Consolidated Statements of Income.

For the three and nine months ended September 30, 2025, the Company's net income was $1,139 million, or $1.83 per diluted share, and $3,472 million, or $5.54 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2025.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitates period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

6 CN | 2026 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2026	2025	2026	2025
Net income	$1,209	$1,139	$3,604	$3,472
Adjustments:
Operating expense adjustments:
Asset impairments	118	—	118	—
Advisory costs related to rail consolidation matters	14	—	48	—
Non-operating expense adjustment:
Gain on disposal of property	—	—	(66)	—
Tax adjustment:
Tax effect of adjustments (1)	(34)	—	(34)	—
Total adjustments	$98	$—	$66	$—
Adjusted net income	$1,307	$1,139	$3,670	$3,472
Diluted earnings per share	$2.00	$1.83	$5.93	$5.54
Impact of adjustments, per share	0.16	—	0.10	—
Adjusted diluted earnings per share	$2.16	$1.83	$6.03	$5.54
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2026	2025	2026	2025
Operating income	$1,730	$1,606	$5,060	$4,854
Adjustments:
Asset impairments	118	—	118	—
Advisory costs related to rail consolidation matters	14	—	48	—
Total adjustments	$132	$—	$166	$—
Adjusted operating income	$1,862	$1,606	$5,226	$4,854

Operating expenses	$3,041	$2,559	$8,843	$7,986
Total adjustments	(132)	—	(166)	—
Adjusted operating expenses	$2,909	$2,559	$8,677	$7,986

Operating ratio	63.7%	61.4%	63.6%	62.2%
Impact of adjustments	(2.7)%	—%	(1.2)%	—%
Adjusted operating ratio	61.0%	61.4%	62.4%	62.2%

CN | 2026 Quarterly Review – Third Quarter 7

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations; and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2026 and 2025, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2026	2025	2026	2025
Net cash provided by operating activities	$1,904	$1,913	$4,780	$4,822
Net cash used in investing activities	(828)	(1,120)	(1,862)	(2,481)
Free cash flow	$1,076	$793	$2,918	$2,341

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The weighted average foreign exchange rates were $1.399 and $1.385 per US$1.00 for the three and nine months ended September 30, 2026, respectively and $1.378 and $1.400 per US$1.00 for the three and nine months ended September 30, 2025, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2026 would have been lower by $10 million ($0.02 per diluted share) and higher by $16 million ($0.03 per diluted share), respectively.

8 CN | 2026 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2026:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$1,000	$(9)	$854	16%	$2,869	$16	$2,577	12%
Metals and minerals	561	(6)	477	16%	1,557	11	1,496	5%
Forest products	495	(6)	451	8%	1,424	10	1,406	2%
Coal	246	(2)	237	3%	708	2	725	(2%)
Grain and fertilizers	923	(7)	775	18%	2,952	17	2,560	16%
Intermodal	1,065	(4)	980	8%	3,114	7	2,928	7%
Automotive	284	(3)	217	29%	776	4	677	15%
Total freight revenues	4,574	(37)	3,991	14%	13,400	67	12,369	9%
Other revenues	197	(2)	174	12%	503	1	471	7%
Total revenues	4,771	(39)	4,165	14%	13,903	68	12,840	9%
Operating expenses
Labor and fringe benefits	871	(5)	815	(6%)	2,674	11	2,597	(3%)
Purchased services and material	628	(3)	562	(11%)	1,892	3	1,715	(10%)
Fuel	662	(10)	418	(56%)	1,804	16	1,349	(35%)
Depreciation and amortization	496	(4)	500	2%	1,466	5	1,482	1%
Equipment rents	108	(1)	103	(4%)	326	3	326	(1%)
Other	158	(1)	161	2%	563	3	517	(9%)
Asset impairments	118	—	—	—%	118	—	—	—%
Total operating expenses	3,041	(24)	2,559	(18%)	8,843	41	7,986	(11%)
Operating income	1,730	(15)	1,606	7%	5,060	27	4,854	5%
Interest expense	(245)	3	(227)	(7%)	(720)	(5)	(679)	(7%)
Other components of net periodic benefit income	133	—	125	6%	399	—	376	6%
Other income	3	—	3	—%	83	—	44	89%
Income before income taxes	1,621	(12)	1,507	7%	4,822	22	4,595	5%
Income tax expense	(412)	2	(368)	(11%)	(1,218)	(6)	(1,123)	(9%)
Net income	$1,209	$(10)	$1,139	5%	$3,604	$16	$3,472	4%
Diluted earnings per share	$2.00	$(0.02)	$1.83	8%	$5.93	$0.03	$5.54	8%

Adjusted net income (1)	$1,307	$(10)	$1,139	14%	$3,670	$16	$3,472	6%
Adjusted diluted earnings per share (1)	$2.16	$(0.02)	$1.83	17%	$6.03	$0.03	$5.54	9%
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures. Adjusted net income at constant currency and adjusted diluted EPS at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. For the three months ended September 30, 2026, the Adjusted net income at constant currency was $1,297 million, calculated as adjusted net income of $1,307 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $10 million. For the nine months ended September 30, 2026, the Adjusted net income at constant currency was $3,686 million, calculated as adjusted net income of $3,670 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $16 million. For the three months ended September 30, 2026, the Adjusted diluted EPS at constant currency was $2.14, calculated as adjusted diluted EPS of $2.16, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.02 per diluted share. For the nine months ended September 30, 2026, the Adjusted diluted EPS at constant currency was $6.06, calculated as adjusted diluted EPS of $6.03, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.03 per diluted share.
CN | 2026 Quarterly Review – Third Quarter 9

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2026 and 2025, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2026	2025
Debt (1)		$22,812	$21,120
Adjustments:
Operating lease liabilities, including current portion (2)		534	452
Pension plans in deficiency (3)		333	341
Adjusted debt		$23,679	$21,913
Net income		$4,852	$4,618
Interest expense		954	910
Income tax expense		1,639	1,485
Depreciation and amortization		1,922	1,971
Operating lease cost (4)		150	159
Other components of net periodic benefit income		(525)	(489)
Other income		(127)	(42)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		63	—
Asset impairments (7)		118	—
Adjusted EBITDA		$9,080	$8,612
Adjusted debt-to-adjusted EBITDA multiple (times)		2.61	2.54
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in the fourth quarter of 2025 in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to the analysis and advocacy for the STB review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in Purchased services and material within the Consolidated Statements of Income.
(7)Represents an impairment related to the discontinued development of portions of certain components of its dispatching and back office information technology projects before completion recorded in Asset impairments within the Consolidated Statements of Income. See Note 6 - Properties to the Company's unaudited Interim Consolidated Financial Statements for additional information.
10 CN | 2026 Quarterly Review – Third Quarter